

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2023

Richard Qi Li
Chief Executive Officer
HH&L Acquisition Co.
Suite 2001-2002, 20/F, York House
The Landmark, 15 Queen's Road Central
Central, Hong Kong

> **Re: HH&L Acquisition Co.**
> **Preliminary Proxy on Schedule 14A**
> **Filed December 23, 2022**
> **File No. 001-40006**

Dear Richard Qi Li:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Joel L. Rubinstein, Esq.